EXHIBIT 99.1

Endeavour Silver Reports Infill Drill Results for the Parral Project in Chihuahua, Mexico Including 308 gpt Silver over 11.6 m True Width

VANCOUVER, British Columbia, Oct. 23, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) reports positive infill drill results from its ongoing 2019 exploration program of the Veta Colorada vein on the Parral project in Chihuahua, Mexico.

The Veta Colorada (including the Sierra Plata and El Verde mines) was a past producing mining operation owned by Grupo Mexico that closed in 1991 due to low silver prices. Mineralization occurs in a major silver vein structure that ranges from 1 to 30 metres (m) thick (average 5-10 m), was mined on 7 levels down to 300 m depths below surface in places and has been traced for 7 kilometers.

Endeavour has drilled an additional 10 underground holes reported herein for a total of 25 drill holes so far this year, to test an area 600 m long by 500 m deep in and around the Sierra Plata mine workings. Every hole intersected strong silver mineralization below the lowest mine level (view Veta Colorada longitudinal section here).

Recent drilling highlights include 308 grams per tonne (gpt) silver over 11.6 m true width (9.0 oz per ton (opT) over 38.1 feet) in hole VCU-16.  Several drill holes intersected two mineralized zones, the Veta Colorada and the HW Veta Colorada in the hanging wall, with a total true width of mineralization up to 16.5 m in hole VCU-17.

Luis Castro, Vice President, Exploration commented, “These infill drill holes at the Sierra Plata mine on the Veta Colorada vein continue to outline two significant, parallel mineralized zones over a 400 m length by 300 m depth below mine level 7.  These mineralization zones are extensions of the orebodies mined by Grupo Mexico decades ago.”

“Our surface drilling and underground sampling results reported earlier this year (see August 14, 2019 news release here) showed that substantial high-grade silver mineralization remains in the area of the old mine workings above mine level 7.  Management views the Parral Project as having good potential to develop into another new high grade silver mine for Endeavour Silver.”

Complete drill results are shown in the following table:

Hole	Structure	From	True width	Au	Ag
		(m)	(m)	(gpt)	(gpt)
VCU-10	Hw Veta Colorada	134.05	0.9	0.03	202
	Veta Colorada	141.30	1.1	0.01	147
VCU-11	Veta Colorada	65.35	7.8	0.01	266
	Including	66.65	0.6	<0.00.5	609
VCU-12	Hw Veta Colorada	132.85	1.4	0.01	154
	Including	133.70	0.9	0.01	227
	Veta Colorada	138.20	5.8	0.01	244
	Including	141.60	0.2	<0.005	708
VCU-13	Hw Terronera	138.25	1.9	0.01	353
	Including	138.25	0.5	0.01	412
	Veta Colorada	151.75	1.1	0.01	277
	Including	151.75	0.6	0.01	347
VCU-14	Hw Veta Colorada	81.70	4.9	0.03	339
	Including	83.60	0.4	0.03	1,270
	Veta Colorada	92.30	3.2	0.03	278
	Including	92.80	0.5	0.01	581
VCU-15	Hw Veta Colorada	101.95	3.1	0.01	274
	Including	102.80	0.8	0.01	383
	Veta Colorada	107.30	4.4	0.01	468
	Including	107.30	0.6	0.01	1,355
VCU-16	Veta Colorada	141.65	11.6	0.01	308
	Including	143.05	0.7	0.01	758
VCU-17	Hw Veta Colorada	71.30	7.6	0.01	226
	Including	76.00	0.5	0.01	593
	Veta Colorada	82.00	8.9	0.01	254
	Including	89.25	0.5	0.01	1,355
VCU-18	Hw Veta Colorada	147.75	1.0	0.02	257
	Including	147.75	0.2	0.02	443
VCU-19	Veta Colorada	174.80	2.4	0.04	249
	Including	174.80	0.2	0.03	338

Qualified Person

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates four high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019 including changes in mining operations and production levels, and the timing and results of various activities including the exploration and development of the Parral Project. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.